

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2015

Mohit Kabra
Group Chief Financial Officer
MakeMyTrip Limited
Tower A, SP Infocity, 243,
Udyog Vihar, Phase 1
Gurgaon, Haryana 122016, India

      Re: **MakeMyTrip Limited**
              Form 20-F for Fiscal Year Ended March 31, 2014
              Filed June 6, 2014
              File No. 001-34837

Dear Mr. Kabra:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Lyn Shenk

                      Lyn Shenk
                      Branch Chief